APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

1487 Brewing
Balance Sheet - unaudited
For the period ended 12/31/2018

	Current Period 31-Dec-18
ASSETS	
Current Assets:	
Cash	
Petty Cash	-
Accounts Receivables	-
Inventory	
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	
Computer Equipment	
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	

Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
		-
EQUITY		
Loan equity		
Capital Stock/Partner's Equity		
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
		-
TOTAL LIABILITIES & EQUITY		
	$	-
Balance Sheet Check		
		-

1487 Brewing
Income Statement - unaudited
For the period ended 12/31/2018

	Current Period 1/1/2018 to 12/31/2018
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	-
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-
OPERATING PROFIT (LOSS)	-
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-

Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	$ -

1487 Brewing
Income Statement - unaudited
For the period ended 12/31/2019

	Current Period 1/1/2019 to 12/31/2019
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	**54,167**
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	54,167.00
GROSS PROFIT (LOSS)	(54,167.00)
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Repairs and Maintenance	**1,374**
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Taxes and Licences	**36,493**
Utilities	-
Other	**133,440**
TOTAL OPERATING EXPENSES	171,307.00
OPERATING PROFIT (LOSS)	(225,474.00)
INTEREST (INCOME), EXPENSE & TAXES	
Depreciation	**46,284**

Interest Expense	-
Income Tax Expense	**10,617**
TOTAL INTEREST (INCOME), EXPENSE & TAXES	56,901.00
NET INCOME (LOSS)	**$ (282,375.00)**

1487 Brewing
Balance Sheet - unaudited
For the period ended 12/31/2019

		Period: 12/31/2019
ASSETS		
Current Assets:		
Cash	$	5,034.43
Inventory	$	-
Other Current Assets	$	-
Total Current Assets	$	5,034.43
Fixed Assets:		
Land	$	-
Buildings	$	-
Furniture and Equipment	$	295,744.43
Computer Equipment	$	2,500.00
Vehicles	$	-
Less: Accumulated Depreciation	$	-
Total Fixed Assets	$	298,244.43
Other Assets:		
Trademarks	-	
Patents	-	
Security Deposits	$	-
Other Assets	$	-
Total Other Assets	-	
TOTAL ASSETS	$	**303,278.86**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	-
Business Credit Cards	$	-
Other Current Liabilities	$	-
Current Portion of Long-Term Debt	$	-
Total Current Liabilities	$	-
Long-Term Liabilities:		
Notes Payable	$	295,744.43
	$	50,716.78
Mortgage Payable	$	-
Less: Current portion of Long-term debt	-	
Total Long-Term Liabilities	$	346,461.21
EQUITY		

Capital Stock/Partner's Equity	$	(43,182.35)
Opening Retained Earnings	$	-
Dividends Paid/Owner's Draw	$	-
Net Income (Loss)	-	
Total Equity	$	(43,182.35)
TOTAL LIABILITIES & EQUITY	$	**303,278.86**

I, Ben King, certify that:

1. The financial statements of 1487 Brewpub I, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of 1487 Brewpub I, LLC included in this Form reflects accurately the information reported on the tax return for 1487 Brewpub I, LLC for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   *Ben King*

Name: Ben King

Title: CEO